Paul Hastings

Paul, Hastings, J[redacted]
515 South Flower [redacted]
telephone 213 68[redacted] [redacted]gs.com

07021817

SUPPL

(213) 683-6196
carolyndomen@paulhastings.com

March 12, 2007

32724.00020

EXEMPTION FILE NUMBER: 82-34717

PROCESSED
MAR 16 2007
THOMSON
FINANCIAL

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, including the exhibits attached hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign private issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the month of February, 2007, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing an English translation or English summary of each of the documents listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph b(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 3/15

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Carolyn M. Domen

Carolyn M. Domen
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi (w/o enclos.),
Yamaha Corporation

Schedule 1

Information Published, Filed or Distributed During February 2007

1. Flash Report on Overview of Consolidated Performance in the Third Quarter Of the Fiscal Year ending March 31, 2007 (Exhibit 1)

2. Third Quarter of FY2007.3 Performance Outline (Exhibit 2)

3. Outline of Performance for the First Three Quarters of the Fiscal Year ending March 31, 2007, and Revised Outlook for the Full Fiscal Year (Exhibit 3)

4. Notification of Changes in the Special Benefit Plan for Shareholders (Exhibit 4)

5. Announcement of Split-Off of Yamaha's Automobile Interior Component Business (Exhibit 5)

6. Announcement of Closure of Subsidiaries of Yamaha Corporation of America (Exhibit 6)

7. Announcement of Decision to Close Music E-Net, Inc. (Exhibit 7)

8. Analyst and Investor Briefing on the Third Quarter of FY2007, 3 (April 1 to December 31, 2006) (Exhibit 8)

9. Yamaha to Purchase Shares of Fuji Sound Co., Ltd. (Exhibit 9)

YAMAHA CORPORATION

Overview of Consolidated Performance in the Third Quarter of the Fiscal Year Ending March 31, 2007 (April 1, 2006—December 31, 2006)

RECEIVED

February 7, 2007

Company name: YAMAHA CORPORATION
(URL http://www.global.yamaha.com/ir/report/)
Code number: 7951
Address of headquarters: 10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650, Japan
Representative director: Shuji Ito, President and Representative Director
For further information, please contact: Fumio Umeda, Accounting and Finance Manager
Telephone: +81 53 460 2141
Stock listings: Tokyo Stock Exchange (First Section)

1. ITEMS RELATED TO THE PREPARATION OF PERFORMANCE DATA FOR THE PERIOD

(1) Whether the Company Has Adopted Simplified Accounting Procedures: Yes
(Refer to Article 6 on page 8.)
(2) Difference in Accounting Policies from the Fiscal Year Ended March 31, 2006: No
(3) Changes in the Status of Consolidated Companies and Companies Accounted for Using the Equity Method: Yes

Consolidated companies:

Number of companies newly consolidated: 1

Number of companies removed from consolidation: 1

Equity method:

Number of companies newly accounted for using the equity method: —

Number of companies removed from the equity method: —

2. OVERVIEW OF CONSOLIDATED PERFORMANCE IN THE THIRD QUARTER OF THE FISCAL YEAR ENDING MARCH 31, 2007 (April 1, 2006–December 31, 2006)

Figures of less than ¥1 million have been omitted.

(1) Consolidated Operating Results

	Net sales		Operating income		Recurring profit	
	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year
Third quarter of FY2007.3	**¥416,501**	**2.5**	**¥26,877**	**4.0**	**¥38,462**	**8.3**
Third quarter of FY2006.3	¥406,426	(1.7)	¥25,848	(32.1)	¥35,503	**(20.6)**
(Reference) FY2006.3	¥534,084		¥24,135		¥35,244	

	Net income		Net income per share	Net income per share after full dilution
	Millions of yen	% change from the previous fiscal year	Yen	Yen
Third quarter of FY2007.3	**¥29,922**	**9.0**	**¥145.17**	**¥145.10**
Third quarter of FY2006.3	¥27,451	42.0	¥133.17	¥133.06
(Reference) FY2006.3	¥28,123		¥136.04	¥135.92

Note: Percentages represent changes compared with the same quarter of the previous fiscal year.

(2) Consolidated Financial Data

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
Third quarter of FY2007.3	**¥561,251**	**¥352,187**	**61.9**	**¥1,684.30**
Third quarter of FY2006.3	¥531,467	¥315,515	59.4	¥1,530.62
(Reference) FY2006.3	¥519,977	¥316,005	60.8	¥1,532.62

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Third quarter of FY2007.3	**¥13,320**	**¥(17,064)**	**¥ 1,227**	**¥34,136**
Third quarter of FY2006.3	¥(1,735)	¥(11,854)	¥(10,882)	¥29,033
(Reference) FY2006.3	**¥25,510**	¥(18,104)	¥(25,834)	¥35,434

3. OUTLOOK OF RESULTS FOR FY2007.3 (April 1, 2006–March 31, 2007)

	Net sales	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
FY2007.3	¥542,500	¥41,000	¥30,500

Reference: Net income per share for the fiscal year is forecast to be ¥147.97 on a consolidated basis.

For further information regarding forecasts, please see page 4.

4. OPERATING RESULTS AND FINANCIAL CONDITION

(1) Operating Results

During the first three quarters of the fiscal year (April 1, 2006—December 31, 2006), there was a 2.5% year-on-year increase in consolidated net sales to ¥416.5 billion. Growth was due in part to the contribution of the yen's depreciation to firm sales of musical instruments. Sales in Japan decreased 2.3% to ¥219.1 billion but overseas sales climbed 8.4% to ¥197.4 billion.

In the musical instrument segment, piano sales were higher compared to the same period a year earlier. With regard to electronic musical instruments, sales of *Electone*™ products decreased, but there were strong sales of digital keyboards and other products outside Japan. Performance in this segment also reflected growth in wind instruments and professional audio equipment sales and higher revenues at music schools.

In the AV/IT products segment, sales were supported by strong demand for home theater products, mainly in Europe and North America, but there was a downturn in sales of on-line karaoke equipment.

In the electronic equipment and metal products segment, sales were lower because of a decline in demand for LSI sound chips used in mobile phones. However, there was an increase in sales of electronic metal products, primarily because of the price increase reflecting the higher cost of raw materials.

In the lifestyle-related products segment and in the recreation segment, sales were largely unchanged, but sales in the others segment increased.

Operating income rose 4.0% to ¥26.9 billion, mainly a reflection of higher musical instrument earnings. Supported by growth in equity-method income, recurring profit rose 8.3% to ¥38.5 billion. Net income was up 9.0% to ¥29.9 billion.

(2) Financial Condition

During the first three quarters (April 1, 2006—December 31, 2006), among cash flows from operating activities, income before income taxes and minority interests amounted to ¥36.3 billion; however, net cash provided by operating activities totaled ¥13.3 billion, mainly due to an increase in accounts and notes receivables—trade.

Net cash used in investing activities was ¥17.1 billion due to capital investment.

Net cash provided by financing activities was ¥1.2 billion, mainly because of an increase in short-term loans.

The net result of these cash flows was a decrease of ¥1.3 billion in cash and cash equivalents to ¥34.1 billion as of December 31, 2006.

(3) Qualitative Comments on the Outlook for Consolidated Performance

Regarding consolidated business results for the current fiscal year ending March 31, 2007, we expect earnings to exceed the previous forecast as improved profit, led by the musical instruments segment, offsets the effects of lower sales in the musical instruments, AV/IT products and recreation segments.

Non-consolidated business results are also expected to be favorable, with earnings topping the previous forecast.

Revision of Full-Year Earnings Forecast for FY2007.3 (April 1, 2006—March 31, 2007)

(1) Consolidated

	Net sales	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
Previous forecast (A)	¥546,000	¥38,000	¥29,000
Revised forecast (B)	542,500	41,000	30,500
Increase (decrease) (B-A)	(3,500)	3,000	1,500
Change (%)	(0.6)	7.9	5.2
Fiscal 2006 (fiscal year ended March 31, 2006) results	¥534,084	¥35,244	¥28,123

(2) Non-Consolidated

	Net sales	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
Previous forecast (A)	¥320,000	¥16,000	¥11,000
Revised forecast (B)	320,000	18,500	12,500
Increase (decrease) (B-A)	—	2,500	1,500
Change (%)	—	15.6	13.6
Fiscal 2006 (fiscal year ended March 31, 2006) results	¥321,252	¥13,950	¥10,242

Some portions of the content of this document are forward-looking statements that are based on forecasts and plans regarding future developments. Accordingly, actual results and performance may differ from the outlook presented here, depending on risk and uncertainty factors.

(Supplementary Data)

1. SUMMARY OF CONSOLIDATED BALANCE SHEETS

	Third quarter of FY2007.3 (as of Dec. 31, 2006)	Third quarter of FY2006.3 (as of Dec. 31, 2005)	Increase (decrease)		FY2006.3 (as of Mar. 31, 2006)
	Millions of yen	Millions of yen	Millions of yen	%	Millions of yen
ASSETS					
Current assets:					
Cash and bank deposits	**¥ 34,908**	¥ 30,028	¥ 4,880	16.3	¥ 36,429
Notes and accounts receivable	**92,134**	90,803	1,331	1.5	72,613
Inventories	**86,256**	84,654	1,602	1.9	77,943
Other current assets	**24,294**	22,722	1,572	6.9	22,395
Total current assets	**237,593**	228,209	9,384	4.1	209,381
Fixed assets:					
Tangible assets	**151,422**	148,386	3,036	2.0	150,990
Intangible assets	**3,090**	3,699	(609)	(16.5)	3,545
Investments and other assets	**169,143**	151,170	17,973	11.9	156,059
Total fixed assets	**323,657**	303,257	20,400	6.7	310,595
Total assets	**¥561,251**	¥531,467	¥29,784	5.6	¥519,977
LIABILITIES					
Current liabilities:					
Notes and accounts payable	**¥ 42,496**	¥ 40,388	¥ 2,108	5.2	¥ 37,153
Short-term loans	**24,552**	32,176	(7,624)	(23.7)	17,147
Current portion of long-term debt	**5,352**	599	4,753	793.5	5,132
Accrued expenses and accrued payables	**34,714**	36,312	(1,598)	(4.4)	43,098
Other current liabilities	**21,665**	18,312	3,353	18.3	14,516
Total current liabilities	**128,781**	127,789	992	0.8	117,047
Long-term liabilities:					
Long-term debt	**5,259**	10,834	(5,575)	(51.5)	6,195
Accrued employees' retirement benefits	**27,947**	28,226	(279)	(1.0)	27,978
Other long-term liabilities	**47,076**	44,721	2,355	5.3	48,277
Total long-term liabilities	**80,282**	83,782	(3,500)	(4.2)	82,452
Total liabilities	**¥209,064**	¥211,571	¥ (2,507)	(1.2)	¥199,499
NET ASSETS					
Shareholders' equity:					
Common stock	**28,534**	—	—	—	—
Capital surplus	**40,054**	—	—	—	—
Earned surplus	**262,528**	—	—	—	—
Treasury stock, at cost	**(329)**				
Total shareholders' equity	**330,789**	—	—	—	—
Revaluation and translation adjustments:					
Revaluation difference of other securities	**14,007**	—	—	—	—
Gain (loss) on deferred hedges	**(414)**	—	—	—	—
Land price revaluation difference	**18,206**	—	—	—	—
Translation adjustments	**(15,417)**	—	—	—	—
Total revaluation and translation adjustments	**16,382**	—	—	—	—
Minority interests	**5,015**	—	—	—	—
Total net assets	**352,187**	—	—	—	—
Total liabilities and net assets	**¥561,251**	—	—	—	—
MINORITY INTERESTS	—	4,379	—	—	4,472
SHAREHOLDERS' EQUITY					
Common stock	—	28,534	—	—	28,534
Capital surplus	—	40,054	—	—	40,054
Earned surplus	—	236,220	—	—	236,913
Reserve for land revaluation difference	—	22,045	—	—	18,426
Net unrealized holding gains on other securities	—	14,261	—	—	15,470
Translation adjustments	—	(25,304)	—	—	(23,091)
Treasury stock, at cost	—	(296)	—	—	(302)
Total shareholders' equity	—	315,515	—	—	316,005
Total liabilities, minority interests and shareholders' equity	—	¥531,467	—	—	¥519,977

Note: Figures of less than ¥1 million have been omitted.

2. SUMMARY OF CONSOLIDATED STATEMENTS OF OPERATIONS

	Third quarter of FY2007.3 (Apr. 1, 2006–Dec. 31, 2006)	Third quarter of FY2006.3 (Apr. 1, 2005–Dec. 31, 2005)	Increase (decrease)		FY2006.3 (Apr. 1, 2005–Mar. 31, 2006)
	Millions of yen	Millions of yen	Millions of yen	%	Millions of yen
Net sales	**¥416,501**	¥406,426	¥10,075	2.5	¥534,084
Cost of sales	**265,270**	257,828	7,442	2.9	341,886
Unrealized profit	**0**	59			69
Total gross profit	**151,231**	148,657	2,574	1.7	192,267
Selling, general and administrative expenses	**124,353**	122,808	1,545	1.3	168,132
Operating income	**26,877**	25,848	1,029	4.0	24,135
Non-operating income	**15,927**	14,201	1,726	12.2	17,612
Non-operating expenses	**4,342**	4,546	(204)	(4.5)	6,503
Recurring profit	**38,462**	35,503	2,959	8.3	35,244
Extraordinary income	**443**	1,365	(922)	(67.5)	1,874
Extraordinary loss	**2,620**	663	1,957	295.2	1,276
Income before income taxes and minority interests	**36,285**	36,204	81	0.2	35,842
Current income taxes	**6,794**	9,964	(3,170)	(31.8)	8,922
Deferred income taxes (benefit)	**(936)**	(1,650)	714	—	(1,736)
Minority interests	**504**	439	65	14.8	532
Net income	**¥ 29,922**	¥ 27,451	¥ 2,471	9.0	¥ 28,123

3. SUMMARY OF CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Millions of yen			
	Third quarter of FY2006.3 (Apr. 1, 2005–Dec. 31, 2005)		FY2006.3 (Apr. 1, 2005–Mar. 31, 2006)	
CAPITAL SURPLUS **Balance at beginning of period**		**¥ 40,054**		¥ 40,054
Balance at end of period		**40,054**		40,054
EARNED SURPLUS **Balance at beginning of period**		**212,340**		212,340
Additional earned surplus:				
Net income	**¥27,451**		¥28,123	
Effect of change in scope of consolidation	**827**		827	
Effect of change in interests in subsidiaries	**106**		99	
Reversal of reserve for land revaluation difference	**274**		282	
Reversal of reserve for land revaluation difference resulting from change of interest in subsidiaries	77	**28,737**	97	29,429
Deduction from earned surplus:				
Cash dividends paid	**4,642**		4,642	
Bonuses to directors and statutory auditors	**100**		100	
Effect of change in scope of consolidation	**115**	**4,857**	115	4,857
Balance at end of period		**¥236,220**		¥236,913

Note: Figures of less than ¥1 million have been omitted.

4. SUMMARY OF CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Third quarter of FY2007.3 (April 1, 2006–December 31, 2006) (Millions of yen)

	Shareholders' Equity					Revaluation and Translation Adjustments						
	Common stock	Capital surplus	Earned surplus	Treasury stock, at cost	Total shareholders' equity	Revaluation difference of other securities	Gain (loss) on deferred hedges	Land price revaluation difference	Translation adjustments	Total revaluation and translation adjustments	Minority interests	Total net assets
Balance at March 31, 2006	¥28,534	¥40,054	¥236,913	¥(302)	¥305,199	¥15,470	¥ —	¥18,426	¥(23,091)	¥10,805	¥4,472	¥320,477
Changes during the period												
Dividends from surplus			(4,126)		(4,126)							(4,126)
Net income for the period			29,922		29,922							29,922
Changes in the scope of consolidation			(0)		(0)							(0)
Changes of interests in subsidiaries			(132)	0	(132)							(132)
Reversal of reserve for land revaluation difference			32		32							32
Bonuses to directors and statutory auditors			(80)		(80)							(80)
Purchases of treasury stock				(26)	(26)							(26)
Changes, net, in items other than shareholders' equity						(1,462)	(414)	(219)	7,673	5,577	543	6,120
Total changes during the period	—	—	25,615	(26)	25,589	(1,462)	(414)	(219)	7,673	5,577	543	31,709
Balance at December 31, 2006	¥28,534	¥40,054	¥262,528	¥(329)	¥330,789	¥14,007	¥(414)	¥18,206	¥(15,417)	¥16,382	¥5,015	¥352,187

Note: Figures of less than ¥1 million have been omitted.

5. SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		
	Third quarter of FY2007.3 (Apr. 1, 2006–Dec. 31, 2006)	Third quarter of FY2006.3 (Apr. 1, 2005–Dec. 31, 2005)	FY2006.3 (Apr. 1, 2005–Mar. 31, 2006)
Cash flows from operating activities:			
Income before income taxes and minority interests	**¥36,285**	¥36,204	¥35,842
Depreciation and amortization	**14,672**	14,316	18,944
(Increase) decrease in accounts and notes receivable—trade	**(17,177)**	(14,722)	3,008
(Increase) decrease in inventories	**(5,933)**	(1,553)	4,944
Increase (decrease) in accounts and notes payable	**4,535**	1,475	(1,716)
Income taxes paid and refunded	**(2,998)**	(15,544)	(16,979)
Other, net	**(16,064)**	(21,911)	(18,533)
Net cash provided by (used in) operating activities	**13,320**	(1,735)	25,510
Cash flows from investing activities:			
Purchases of fixed assets	**(18,104)**	(13,861)	(20,401)
Proceeds from sale of fixed assets	**731**	2,080	2,327
Other, net	**308**	(73)	(30)
Net cash used in investing activities	**(17,064)**	(11,854)	(18,104)
Cash flows from financing activities:			
Increase (decrease) in short-term loans	**7,112**	12,791	(1,753)
Decrease in long-term loans	**(781)**	(17,766)	(17,848)
Cash dividends paid	**(4,126)**	(4,642)	(4,642)
Other, net	**(976)**	(1,265)	(1,589)
Net cash provided by (used in) financing activities	**1,227**	(10,882)	(25,834)
Effect of exchange rate changes on cash and cash equivalents	**1,249**	1,427	1,783
Net decrease in cash and cash equivalents	**(1,266)**	(23,045)	(16,644)
Cash and cash equivalents at beginning of period	**35,434**	50,393	50,393
Cash and cash equivalents arising from inclusion of subsidiaries in consolidation at beginning of period	**—**	1,685	1,685
Cash and cash equivalents arising from exclusion of subsidiaries in consolidation at beginning of period	**(31)**	—	—
Cash and cash equivalents at end of period	**¥34,136**	¥29,033	¥35,434

6. BASIC ITEMS FOR THE PREPARATION OF THE QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

Whether the Company Has Adopted Simplified Accounting Procedures

The following simplified accounting procedures are based on the standards used in the Company's interim consolidated financial statements and will help investors and other stakeholders make sound decisions.

Simplified Procedures

1. Depreciation expenses represent the portion for total planned annual depreciation as of the end of the third quarter.
2. A simplified method is used to calculate tax expenses.

7. SEGMENT INFORMATION

(1) Business Segments

(Third quarter of FY2007.3 (April 1, 2006–December 31, 2006)) (Millions of yen)

	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	**¥246,066**	**¥57,634**	**¥41,875**	**¥35,380**	**¥13,249**	**¥22,294**	**¥416,501**	**¥ —**	**¥416,501**
Intersegment sales or transfers	**—**	**—**	**1,312**	**—**	**—**	**—**	**1,312**	**(1,312)**	**—**
Total sales	**246,066**	**57,634**	**43,188**	**35,380**	**13,249**	**22,294**	**417,814**	**(1,312)**	**416,501**
Operating expenses	**225,764**	**55,060**	**39,693**	**34,359**	**14,395**	**21,663**	**390,937**	**(1,312)**	**389,624**
Operating income (loss)	**¥ 20,301**	**¥ 2,574**	**¥ 3,495**	**¥ 1,020**	**¥ (1,145)**	**¥ 630**	**¥ 26,877**	**¥ —**	**¥ 26,877**

(Third quarter of FY2006.3 (April 1, 2005–December 31, 2005)) (Millions of yen)

	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥237,015	¥60,842	¥42,566	¥35,113	¥13,185	¥17,704	¥406,426	¥ —	¥406,426
Intersegment sales or transfers	—	—	1,351	—	—	—	1,351	(1,351)	—
Total sales	237,015	60,842	43,917	35,113	13,185	17,704	407,777	(1,351)	406,426
Operating expenses	221,361	58,249	37,061	33,249	14,768	17,240	381,929	(1,351)	380,577
Operating income (loss)	¥ 15,654	¥ 2,593	¥ 6,856	¥ 1,863	¥ (1,583)	¥ 463	¥ 25,848	¥ —	¥ 25,848

(FY2006.3 (April 1, 2005–March 31, 2006)) (Millions of yen)

	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥314,078	¥75,939	¥56,167	¥45,214	¥18,013	¥24,671	¥534,084	¥ —	¥534,084
Intersegment sales or transfers	—	—	1,668	—	—	—	1,668	(1,668)	—
Total sales	314,078	75,939	57,836	45,214	18,013	24,671	535,753	(1,668)	534,084
Operating expenses	299,946	73,825	49,908	44,045	19,802	24,089	511,617	(1,668)	509,949
Operating income (loss)	¥ 14,132	¥ 2,113	¥ 7,927	¥ 1,169	¥(1,789)	¥ 582	¥ 24,135	¥ —	¥ 24,135

Note: Business sectors: Divided into the categories of musical instruments, AV/IT, electronic equipment and metal products, lifestyle-related products, recreation and others based on consideration of similarities of product type, characteristics and market, etc.

(2) Geographical Segments

(Third quarter of FY2007.3 (April 1, 2006–December 31, 2006)) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥230,677	¥70,854	¥73,706	¥41,262	¥416,501	¥ —	¥416,501
Intersegment sales or transfers	124,834	1,500	1,021	54,478	181,835	(181,835)	—
Total sales	355,512	72,355	74,727	95,741	598,336	(181,835)	416,501
Operating expenses	337,367	69,450	70,202	91,351	568,373	(178,748)	389,624
Operating income	¥ 18,145	¥ 2,904	¥ 4,524	¥ 4,389	¥ 29,963	¥ (3,086)	¥ 26,877

(Third quarter of FY2006.3 (April 1, 2005–December 31, 2005)) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥232,806	¥70,782	¥67,228	¥35,608	¥406,426	¥ —	¥406,426
Intersegment sales or transfers	118,894	1,170	714	51,861	172,641	(172,641)	—
Total sales	351,700	71,953	67,943	87,470	579,067	(172,641)	406,426
Operating expenses	335,102	69,000	63,937	83,300	551,340	(170,762)	380,577
Operating income	¥ 16,598	¥ 2,952	¥ 4,006	¥ 4,169	¥ 27,727	¥ (1,878)	¥ 25,848

(FY2006.3 (April 1, 2005–March 31, 2006)) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥306,813	¥94,311	¥85,570	¥ 47,389	¥534,084	¥ —	¥534,084
Intersegment sales or transfers	143,667	1,525	862	63,234	209,290	(209,290)	—
Total sales	450,481	95,837	86,433	110,623	743,375	(209,290)	534,084
Operating expenses	438,564	92,164	83,021	106,103	719,853	(209,904)	509,949
Operating income	¥ 11,916	¥ 3,673	¥ 3,412	¥ 4,519	¥ 23,522	¥ 613	¥ 24,135

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan:
North America: U.S.A., Canada
Europe: Germany, France, U.K.
Asia, Oceania and other areas: People's Republic of China, South Korea, Australia

(3) Overseas Sales

(Third quarter of FY2007.3 (April 1, 2006–December 31, 2006)) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	**¥71,355**	**¥75,309**	**¥50,735**	**¥197,400**
Net sales	—	—	—	**416,501**
% of net sales	**17.1%**	**18.1%**	**12.2%**	**47.4%**

(Third quarter of FY2006.3 (April 1, 2005–December 31, 2005)) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥71,127	¥68,543	¥42,459	¥182,129
Net sales	—	—	—	406,426
% of net sales	17.5%	16.9%	10.4%	44.8%

(FY2006.3 (April 1, 2005–March 31, 2006)) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Tota
Overseas sales	¥94,694	¥87,494	¥56,681	¥238,870
Net sales	—	—	—	534,084
% of net sales	17.7%	16.4%	10.6%	44.7%

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan:
North America: U.S.A., Canada
Europe: Germany, France, U.K.
Asia, Oceania and other areas: People's Republic of China, South Korea, Australia

Exhibit 2

Third Quarter of FY2007.3 Performance Outline

YAMAHA CORPORATION

(billions of yen)

	3Q Results (Oct. 06-Dec. 06)	3Q Results (Previous Year) (Oct. 05-Dec. 05)	3Q Results (Apr. 06-Dec. 06)	3Q Results (Previous Year) (Apr. 05-Dec. 05)	Initial Projections (Oct. 31, 2006) FY2007.3	Projections FY2007.3	Results (Previous Year) FY2006.3
Net Sales	152.0	149.2	416.5	406.4	546.0	542.5	534.1
Japan Sales	74.9 (49.3%)	75.0 (50.2%)	219.1 (52.6%)	224.3 (55.2%)	287.5 (52.7%)	287.3 (53.0%)	295.2 (55.3%)
Overseas Sales	77.1 (50.7%)	74.3 (49.8%)	197.4 (47.4%)	182.1 (44.8%)	258.5 (47.3%)	255.2 (47.0%)	238.9 (44.7%)
Operating Income	13.0 (8.6%)	11.5 (7.7%)	26.9 (6.5%)	25.8 (6.3%)	25.0 (4.6%)	26.0 (4.8%)	24.1 (4.5%)
Recurring Profit	15.5 (10.2%)	14.2 (9.5%)	38.5 (9.2%)	35.5 (8.7%)	38.0 (7.0%)	41.0 (7.6%)	35.2 (6.6%)
Net Income	12.5 (8.2%)	10.9 (7.3%)	29.9 (7.2%)	27.5 (6.8%)	29.0 (5.3%)	30.5 (5.6%)	28.1 (5.3%)
Currency Exchange Rate (=yen)	117/US$ 146/EUR	116/US$ 135/EUR	116/US$ 142/EUR	112/US$ 134/EUR	115/US$ 141/EUR	116/US$ (*5) 143/EUR	113/US$ 135/EUR
ROE(%) (*1)	14.7%	14.2%	12.0%	12.4%	8.5%	9.2%	9.5%
ROA(%) (*2)	8.9%	8.3%	7.4%	7.1%	5.4%	5.8%	5.5%
Earnings per share		-	145.2yens	133.2yens	140.7yens	148.0yens	136.0yen
Capital Expenditure	4.2	5.0	15.9	14.8	26.5	25.5	22.9
Depreciation	5.0	5.1	14.7	14.3	20.0	19.6	18.9
R&D Expenditure	6.2	6.6	17.9	18.1	24.5	24.5	24.1
Loans & Equivalents (*3)		-	0.3	13.6	-10.2	-9.4	-8.0
Free Cash Flow							
Operating Activities	11.1	7.4	13.3	-1.7	31.4	29.7	25.5
Investing Activities	-5.3	-2.9	-17.1	-11.9	-24.0	-23.5	-18.1
Total	5.8	4.5	-3.8	-13.6	7.4	6.2	7.4
Inventories at year-end		-	86.3	84.7	74.3	76.5	77.9
No. of Employees							
Japan		-	11,785	11,799	11,730	11,700	11,734
Overseas		-	14,023	13,129	13,520	13,800	13,564
Total (*4)		-	25,808	24,928	25,250	25,500	25,298
(Newly consolidated)							(976)
Sales by Business segment							
Musical Instruments	88.7 (58.4%)	86.2 (57.8%)	246.1 (59.1%)	237.0 (58.3%)	323.5 (59.3%)	322.0 (59.4%)	314.1 (58.8%)
AV/IT	22.8 (15.0%)	25.4 (17.0%)	57.6 (13.8%)	60.8 (15.0%)	75.0 (13.7%)	72.0 (13.3%)	75.9 (14.2%)
Electronic Equipment and Metal Products	14.3 (9.4%)	14.2 (9.5%)	41.9 (10.1%)	42.6 (10.5%)	54.5 (10.0%)	55.0 (10.1%)	56.2 (10.5%)
Lifestyle-Related	12.9 (8.5%)	12.5 (8.4%)	35.4 (8.5%)	35.1 (8.6%)	46.0 (8.4%)	46.0 (8.5%)	45.2 (8.5%)
Recreation	4.2 (2.8%)	4.2 (2.8%)	13.2 (3.2%)	13.2 (3.2%)	18.0 (3.3%)	17.5 (3.2%)	18.0 (3.4%)
Others	9.0 (5.9%)	6.6 (4.4%)	22.3 (5.3%)	17.7 (4.4%)	29.0 (5.3%)	30.0 (5.5%)	24.7 (4.6%)
Operating Income by Business segment							
Musical Instruments	9.3	7.6	20.3	15.7	20.0	21.0	14.1
AV/IT	1.9	1.9	2.6	2.6	2.0	1.5	2.1
Electronic Equipment and Metal Products	1.3	1.7	3.5	6.9	2.5	3.0	7.9
Lifestyle-Related	0.6	0.8	1.0	1.9	1.0	1.0	1.2
Recreation	-0.5	-0.9	-1.1	-1.6	-1.5	-1.5	-1.8
Others	0.5	0.3	0.6	0.5	1.0	1.0	0.6

Non Consolidated Basis

Net Sales	82.0	84.5	251.7	254.7	320.0	320.0	321.3
Operating Income	4.3 (5.2%)	3.4 (4.0%)	14.8 (5.9%)	12.8 (5.0%)	10.0 (3.1%)	11.0 (3.4%)	8.0 (2.5%)
Recurring Profit	6.7 (8.2%)	4.2 (5.0%)	19.9 (7.9%)	17.1 (6.7%)	16.0 (5.0%)	18.5 (5.8%)	14.0 (4.3%)
Net Income	5.0 (6.1%)	2.7 (3.2%)	14.0 (5.6%)	11.9 (4.7%)	11.0 (3.4%)	12.5 (3.9%)	10.2 (3.2%)

*1,2 ROE and ROA are calculated on an annually adjusted basis.
*3 Loans & Equivalents = Loans(Short term , Long term) - Cash & Bank Deposit
*4 No. of Employees = No. of Full-time Staff at end of period + Average No. of Temp. Staff
*5 4Q Currency Exchange Rates US$=115JPY EUR=148JPY

The forward-looking statements in this document contain inherent risks and uncertainties insofar as they are based on future projections and plans that may differ materially from the actual results achieved.

Exhibit 3

RECEIVED

2007 MAR 15 A 9:20

February 7, 2007

For immediate release

Yamaha Corporation

Outline of Performance for the First Three Quarters of the Fiscal Year Ending March 31, 2007, and Revised Outlook for the Full Fiscal Year

Performance for the First Three Quarters—Sales and Earnings Higher Year on Year

Consolidated net sales in the first three quarters of the fiscal year that will end on March 31, 2007 increased 2.5% to ¥416.5 billion. Sales growth in the musical instruments segment along with small sales increases in the lifestyle-related products segment and recreation segment outweighed lower sales in the AV/IT segment and electronic equipment and metal products segment.

Consolidated operating income increased 4.0% to ¥26.9 billion. Growth was attributable to a big increase in musical instruments segment earnings and improving profitability in the recreation segment. Earnings were lower in the electronic equipment and metal products segment and lifestyle-related products segment. Consolidated recurring profit rose 8.3% to ¥38.5 billion because of an increase in equity in earnings of affiliates.

Although there was an increase in extraordinary losses, mainly due to the liquidation of an overseas subsidiary, net income for the first three quarters was up 9.0% to ¥29.9 billion.

In the third quarter, which is the three-month period that ended on December 31, 2006, consolidated net sales increased 1.8% year on year to ¥152.0 billion and operating income was up 13.6% to ¥13.0 billion.

Sales and Operating income by Segment

(Figures in parentheses are changes from the same period of the previous fiscal year unless otherwise indicated.)

Musical Instruments

Sales of ¥246.1 billion (+3.8%) and Operating Income of ¥20.3 billion (+29.7%)

Sales of portable keyboards and other electronic musical instruments outside Japan were strong, but sales of *Electone™* products declined. Segment sales also benefited from higher sales of pianos, wind instruments and professional audio equipment. Operating income rose mainly due to growth in sales and an increase in foreign exchange gains.

AV/IT Products

Sales of ¥57.6 Billion (–5.3%) and Operating Income of ¥2.6 Billion (-0.7%)

Home theater products recorded brisk sales, mostly in Europe and North America, but total segment sales declined because of a downturn in sales of commercial karaoke equipment. Operating income was basically unchanged from one year earlier.

Electronic Equipment and Metal Products

Sales of ¥41.9 Billion (–1.6%) and Operating Income of ¥3.5 billion (–49.0%)

In the electronic metal products sector, sales increased in tandem with price hikes to reflect the higher cost of raw materials. In the electronic equipment sector, sales were lower because of weaker demand for LSI sound chips used in mobile phones. The net result was a small decline in total segment sales. Operating income was down sharply, due to lower sales and profit margins in semiconductor operations.

Lifestyle-Related Products

Sales of ¥35.4 Billion (+0.8%) and Operating Income of ¥1.0 Billion (–45.2%)

Continuing strength in sales of system kitchens was mainly responsible for the small increase in segment sales. The drop in operating income was attributable to a downturn in gross profit along with growth in selling, general and administrative (SG&A) expenses.

Recreation

Sales of ¥13.2 Billion (+0.5%) and Operating Loss Declined from ¥1.6 Billion to ¥1.1 Billion

Segment sales increased because of growth in the number of customers visiting the segment's one-day outing facilities. The operating loss was smaller because of lower SG&A expenses, mainly the result of a decline in depreciation expenses.

Other

Sales of ¥22.3 Billion (+25.9%) and Operating Income of ¥630 Million (+36.1%)

The substantial growth in sales and earnings was the result of steady performance by golf products and a healthy advance by automotive interior components, and magnesium and plastic component molding.

Outlook for the Fiscal Year—Revision of the Forecast Released on October 31

Yamaha has revised its forecast for the fiscal year ending March 31, 2007, which was released on October 31, 2006. The new forecast incorporates the current outlook for lower sales in Yamaha's core musical instruments segment and AV/IT segment, and higher earnings in the musical instrument segment. The original forecast, on a consolidated basis, was for net sales of ¥546.0 billion, operating income of ¥25.0 billion, recurring profit of ¥38.0 billion, and net income of ¥29.0 billion. In the revised forecast, net sales are ¥542.5 billion, operating income is ¥26.0 billion, recurring profit is ¥41.0 billion, and net income is ¥30.5 billion.

On a non-consolidated basis, in its forecast released on October 31, Yamaha expected net sales of ¥320.0 billion, operating income of ¥10.0 billion, recurring profit of ¥16.0 billion, and net income of ¥11.0 billion. Based on the outlook for lower sales and earnings in core businesses, the new forecast calls for net sales of ¥320.0 billion, operating income of ¥11.0 billion, recurring profit of ¥18.5 billion, and net income of ¥12.5 billion.

Note: Figures have been rounded to the nearest million or billion.

Exhibit 4

For immediate release

RECEIVED

February 7, 2007

Company Name: YAMAHA CORPORATION
(Code: 7951, First Section, Tokyo Stock Exchange)

President and
Representative Director: Shuji Ito

Notification of Changes in the Special Benefit Plan for Shareholders

This notification is to inform shareholders of a decision made by Yamaha Corporation at the Board of Directors' meeting held on February 7, 2007, to introduce changes in the special benefit plan for shareholders.

1. Reasons for the Change

To return a portion of profit generated, Yamaha instituted a special benefit plan for its shareholders owning 100 shares or more. To encourage a broader range of shareholders to take advantage of this plan, Yamaha made some changes to the plan.

2. Outline of Changes in the Plan

	Prior to Changes	After Changes
Shareholders owning one trading unit (100 shares) or more	● Complementary gift coupons for shareholders - Discount coupon to Yamaha Resorts (six coupons) - Coupons for free registration for the Yamaha musical instrument rental service (two coupons) - Discount tickets to Jubilo Iwata J-League games (four	● Complementary gift coupons for shareholders - Coupons for free registration for the Yamaha musical instrument rental service (two coupons) - Discount tickets to Jubilo Iwata J-League games (four

	tickets) ● An original CD featuring Yamaha-affiliated artists for shareholders	tickets) ● An original CD featuring Yamaha-affiliated artists for shareholders ● Free Yamaha download service for mobile phone ring tones
Shareholders owning 10 trading units (1,000 shares) or more	● In addition to the benefits provided for holders of one trading unit (100 shares) or more: Six bimonthly issues of Yamaha's musical lifestyle magazine *Myujin*	(Same)

* The underlined portions are the benefits that have been changed.

3. Date the Changes Will Go into Effect

The changes will go into effect for shareholders owning one trading unit (100 shares) or more according to the Register of Shareholders and Register of Beneficial Owners as of March 31, 2007.

For Further information, please contact:

Public Relations Division, Public & Investor Relations Group,
Yamaha Corporation, Tel.: +81-3-5488-6601

For immediate release

February 7, 2007

Company Name: YAMAHA CORPORATION
(Code: 7951, First Section, Tokyo Stock Exchange)

President and
Representative Director: Shuji Ito

Yamaha Announces Split-Off of Its Automobile Interior Component Business

The Board of Directors of Yamaha Corporation decided at its meeting on February 7, 2007, to split off Yamaha's automobile interior wood component business, effective on April 1, 2007, and to continue this business within Yamaha Fine Technologies Co., Ltd., a wholly owned subsidiary..

1. Objectives of the Split-Off

Effective April 1, 2007, Yamaha will split off its automobile interior wood component business and merge it with Yamaha Fine Technologies, a consolidated subsidiary engaged in the manufacturing and sale of factory automation (FA) equipment, metal molds, and components. The objectives of the split-off are to sustain growth and increase productivity by realizing synergies in marketing, technology, and manufacturing.

2. Outline of the Split-Off Process

(1) Schedule for the split-off

February 7, 2007: Directors' meeting to approve the split-off
February 7, 2007: Conclusion of the split-off contract
April 1, 2007: Scheduled date for the split-off (effective date)
Note: This split-off will be based on Article 784-3 of the Company Law and, under Article 783-1 of the Company Law, will be conducted without the requesting approval of the general meeting of shareholders.

(2) Method of the split-off

As the company splitting off one of its businesses, Yamaha will cause existing subsidiary Yamaha Fine Technologies to be the continuing company and, after the split-off, will merge the business into Yamaha Fine Technologies.

(3) Allocation of shares

When Yamaha Fine Technologies continues Yamaha's automobile interior wood component business, Yamaha Fine Technologies will receive the assets of this business at book value and provide compensation to Yamaha in the form of a distribution of Yamaha Fine Technologies' shares. Since this split-off will be a transaction between Yamaha and one of its wholly owned subsidiaries, Yamaha and Yamaha Fine Technologies have agreed that the number of shares to be issued to Yamaha will be 10,000.

(4) Decline in capital as a result of the split-off and related matters

There will be no decline in capital as a result of this split-off.

(5) Handling of the warrants to purchase new shares and bonds with warrants of the company splitting off a business

Yamaha has not issued warrants to purchase new shares or bonds with warrants.

(6) Succession of rights and duties to the continuing company

Since the company that will continue the business to be split off, all assets, positions and status in ongoing contracts, rights, and duties deemed necessary for the operation of the business will be transferred to and continued by Yamaha Fine Technologies.

(7) Outlook for meeting payment obligations

Yamaha and Yamaha Fine Technologies believe there will be no issues arising with regard to the fulfillment of their payment obligations.

3. Outline of the Companies Participating in the Split-Off (As of September 30, 2006)

(1) Name of company	Yamaha Corporation (Company splitting off the business)	Yamaha Fine Technologies (Company continuing the business)
(2) Lines of business	Manufacturing and sale of musical instruments, AV/IT equipment, electronic equipment and metal products, lifestyle-related products, etc., and operation of recreational facilities	Manufacturing and sale of FA equipment, metal molds, and components
(3) Date of establishment	October 12, 1897	February 14, 1987
(4) Head Office location	10-1, Nakazawa-cho, Hamamatsu, Shizuoka, Japan	283 Aoya-cho, Hamamatsu, Shizuoka, Japan
(5) Representative	Shuji Ito, President and Representative Director	Shinobu Kawase, President and Representative Director
(6) Paid-in capital	¥28,534 million	¥300 million
(7) Number of shares issued	206,524,000	6,000
(8) Net assets	¥187,861 million	¥1,457 million
(9) Total assets	¥313,195,000	¥6,082 million
(10) Closing of accounts	March 31	March 31
(11) Major shareholders	The Master Trust Bank of Japan, Ltd.: 8.2% State Street Bank & Trust Co.: 7.7% Mitsui Sumitomo Insurance Co., Ltd.: 4.3% Trust & Custody Services Bank, Ltd., as trustee for Mizuho Bank, Ltd., Retirement Benefit Trust Account re-entrusted by Mizuho Trust and Banking Co., Ltd.: 4.3% The Shizuoka Bank, Ltd.: 4.0%	Yamaha Corporation: 100.0%

4. Outline of the Business to Be Split-Off

(1) Lines of business of the division to be split off:
Manufacture and sale of automobile interior wood components

(2) Management performance of the division to be split off (For the interim period of the year ending March 31, 2007):
Sales of the business: ¥4,871 million (Representing 1.8% of Yamaha's consolidated net sales)

(3) Asset and liabilities items and amounts of the division to be split off (As of September 30, 2006):
Current assets: ¥3,427 million
Fixed assets: ¥2,830 million
Current liabilities: ¥0
Fixed liabilities: ¥0

5. Effects of the Split-Off on Yamaha and Its Performance

(1) No effects on company name, content of business operations, Head Office location, company representative, capital, or date of closing of accounts

(2) Effect on performance: Since Yamaha Fine Technologies is a wholly owned subsidiary of Yamaha, this split-off will have not effect on the consolidated performance. In addition, the effect on non-consolidated accounts will not be material.

For further information, please contact:
Public Relations Division, Public & Investor Relations Group,
Yamaha Corporation, Tel. +81-3-5388-6601

Exhibit 6

RECEIVED
2007 MAR 15 A 9:20

February 7, 2007

Company Name:	YAMAHA CORPORATION
President and Representative Director:	Shuji Ito
Code Number:	7951 (First Section of Tokyo Stock Exchange)

Yamaha Announces Closure of Subsidiaries of Yamaha Corporation of America

The Board of Directors of Yamaha Corporation at its meeting held today, February 7, 2007, announced it will close three subsidiaries of Yamaha Corporation of America (YCA) in the United States. These are Yamaha Musical Products, Inc. (YMP); Yamaha Music Manufacturing, Inc. (YMM), and Yamaha Exporting, Inc. (YEI).

YMP and YMM, which are manufacturing subsidiaries in the United States, were founded in the 1970s. YMP engaged in the production of wind instruments and YMM manufactured pianos and PA speakers.

Yamaha is in the process of strengthening the competitiveness of its musical instrument business by reorganization of its global manufacturing network. Today, after considering the current condition and future prospects for YMP and YMM, Yamaha has made the judgment that both companies had completed their respective missions and therefore announced to cease production and dissolve YMP and YMM. Going forward, Yamaha plans to make up for the wind instrument production of YMP by increasing production at Xiaoshan Yamaha Musical Instruments Co., Ltd., its manufacturing subsidiary in China; P.T. Yamaha Musical Products Indonesia, its manufacturing subsidiary in Indonesia; and its Toyooka Plant in Japan. Yamaha will make up for the piano production of YMM through an increase in output at Hangzhou Yamaha Musical Instruments Co., Ltd., its manufacturing subsidiary in China, and Taiwan Yamaha Musical Inst. Co., Ltd., its production subsidiary in Taiwan. Plans call for handling the PA

speaker production of YMM partly through an increase in output at P.T. Yamaha Music Manufacturing Asia, Yamaha's manufacturing subsidiary in Indonesia, and continuation of subcontracting production in the United States.

Accompanying the dissolution of YMP and YMM, exports from these subsidiaries that were formerly handled by YEI will be suspended. The remaining business operations of YEI will be merged with its parent company YCA, and, as previously mentioned, YEI will be dissolved.

Yamaha estimates that impact of these closures on its consolidated financial statements will be a special loss of approximately ¥1.3 billion in closure costs.

Details of the Companies to Be Closed

1. Outline of the Companies

(1) Name: Yamaha Musical Products, Inc.
Address: 3445 East Paris Avenue S.E., Grand Rapids MI 49512-2960
Representative: Yoshihiro Doi, President
Paid-in capital: US$2 million
Lines of business: Production of wind instruments
Number of employees: 189 (including three seconded from Japan)
Sales: US$30 million (Actual for the year ended March 31, 2006)

(2) Name: Yamaha Music Manufacturing, Inc.
Address: 100 Yamaha Park, Thomaston, Georgia 30286
Representative: Shinichi Minatodani, President
Paid-in capital: US$2 million
Lines of business: Production of pianos and pro-audio speakers
Number of employees: 187 (including two seconded from Japan)
Sales: US$34 million (Actual for the year ended March 31, 2006)

(3) Name: Yamaha Exporting, Inc.
Address: 6600 Orangethorpe Ave., Buena Park, CA 90620
Representative: Yoshihiro Doi, President
Paid-in capital: US$2,000
Lines of business: Exports of Yamaha products manufactured in the United

States, raw materials, musical instruments, and accessories
Number of employees: 5 (including one seconded from Japan)
Sales: US$21 million (Actual for the year ended March 31, 2006)

2. Schedule for Closures

(1) YMP
Suspension of production: Scheduled for the end of April 2007
Liquidation: Scheduled for 2008 (Following the sale of land and buildings)

(2) YMM
Suspension of production: Scheduled for the end of March 2007
Liquidation: Scheduled for 2008 (Following the sale of land and buildings)

(3) YEI
Suspension of business operation: Scheduled for the end of March 2007
Liquidation: Scheduled for September 2007.

3. Other Matters Related to the Closures

(1) YMP and YMM
Employment: Employees are scheduled to be laid off
Closure costs: Approximately US$11 million

(2) YEI
Employment: Employees will be transferred to YCA.
Closure costs: Not applicable

4. **For further inquiries:** Please contact Public Relations Division, Public & Investor Relations Group, Yamaha Corporation, Telephone: 81-3-5488-6601

Exhibit 7

For immediate release

February 7, 2007

Company Name: YAMAHA CORPORATION
President and
Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Yamaha Announces Decision to Close Music E-Net, Inc.

Yamaha Corporation has announced that its Board of Directors, at their meeting held on February 7, 2007, made the decision to dissolve Music E-Net, Inc. which is engaged principally in sales of musical instruments via the Internet (a wholly owned subsidiary of Yamaha; located at 17-11, Takanawa 2-chome, Minato-ku, Tokyo; President: Masayoshi Horie).

Music E-Net was established in August 2002 to work in parallel with Yamaha's existing sales network, which includes exclusive dealerships, and create a business model for direct marketing suited to the era of the Internet.

In its subsequent business activities, Music E-Net was successful in making sales and collecting data as a monitor and advance sales agent for test marketing. Although the company was able to determine the possibilities for electronic sales of Yamaha as a manufacturer, it was unable to obtain items for sale that were appropriate given the special features of the Internet. Accordingly, Yamaha has decided it will be difficult for the company to reach breakeven, and suspended its operation in June 2004, then recently decided to dissolve the company.

Expenses incurred in liquidating Music E-Net will be small and will not have a material effect on Yamaha's consolidated financial results.

1. **Outline of Music E-Net**

Name: Music E-Net Co., Ltd.
Location: 17-11, Takanawa 2-chome, Minato-ku, Tokyo
Lines of business: Sales of musical instruments, sales of music downloading services, and related activities
Paid-in capital: ¥40 million (All invested by Yamaha)
Representative: Masayoshi Horie, President
Number of employees: None at present
Date of liquidation: Scheduled for April 2007

2. **For further information, please contact:**
Public Relations Division, Public & Investor Relations Group,
Yamaha Corporation, Tel.:+ 81-3-5488-6601

Exhibit 8

Analyst and Investor Briefing on the Third Quarter of FY2007.3* (April 1 to December 31, 2006)

February 8, 2007
YAMAHA CORPORATION

*Fiscal year ending March 31, 2007

Overview of Performance in the Third Quarter

YAMAHA

Third Quarter Results

- Sales were lower than the projection announced October 31, while operating income was higher. Sales and operating income were both higher than the same quarter of the previous year.
- Strong sales of lifestyle-related products continued. Sales also exceeded projections for products such as automobile interior wood components, which began full-scale production, and magnesium molded parts for mobile phones, which benefited from large orders. However, sales were lower than expected in the key areas of musical instruments and AV, and overall sales were 1.3% lower than the October 31 projection.
- Overall sales were 1.9% higher than the same quarter of the previous year. This was due to growth in component sales and increased sales of musical instruments resulting from the strong euro and higher sales of professional audio equipment and wind instruments.
- Operating income from musical instruments exceeded both the October 31 projection and the figure for the same quarter of the previous year.

Results for the First Three Quarters

- Over the first three quarters (April-December) sales and income both increased year-on-year, partly due to the impact of exchange rates. Musical instrument sales and income rose year-on-year, but income from electronic equipment and metal products fell considerably due to lower semiconductor sales and reduced gross profit margins.
- Discounting the effect of exchange rates, inventory at the end of the third quarter was lower than figures for the same quarter of the previous year, but higher than the previous projection.

Business Performance in the Third Quarter

YAMAHA

- Sales and income were up year-on-year
- Sales were lower than previous projections, while income was higher

(Billions of yen)

	FY2006.3 (3Q) actual	FY2007.3 (3Q) Actual	Change from FY 2006.3 3Q	Previous projections (Oct. 31, 2006)	Change from previous projections
Net sales	149.2	152.0	+ 1.9%	154.0	- 1.3%
Operating income (Operating income ratio)	11.5	13.0 (8.6%)	+ 13.9%	11.2	+ 17.0%
Recurring profit (recurring profit ratio)	14.2	15.5 (10.2%)	+ 9.9%	13.1	+ 19.1%
Net income (net income ratio)	10.9	12.5 (8.2%)	+ 13.8%	9.0	+ 37.8%
Equity method income	3.9	3.6		3.4	

Currency exchange rates

		FY2006.3 (3Q) actual	FY2007.3 (3Q) Actual	Previous projections (Oct. 31, 2006)
Net sales	US$	117	118	115
	EUR	139	152	141
Operating Income	US$	116	117	115
	EUR	135	146	141

Performance by Business Segment in the Third Quarter

Net Sales



Recreation & others
Lifestyle-related products
Electronic equipment & metal products
AV/IT
Musical instruments
149.2
10.8
12.5
14.2
25.4
86.2
152.0 (+1.9%)
13.2 (+22.2)
12.9 (+3.2)
14.3 (+0.7)
22.8 (-10.2)
88.7 (+2.9)
154.0 (-1.3%)
12.8 (+3.1)
12.5 (+3.2)
14.0 (+2.1)
24.1 (-5.4)
90.6 (-2.1)
FY2006.3
FY2007.3
FY2007.3 (previous projections)

Figures in parentheses indicate change from the same period of the previous year or previous projections

Impact of exchange rates
Year-on-year: + ¥3.7 billion
(musical instruments + ¥2.7 billion, AV/IT +¥1.0 billion)
Versus previous projections: + ¥4.1 billion (musical instruments + ¥3.1 billion, AV/IT +1.0 billion)

Operating Income

(Billions of yen)



11.5
0.8
1.7
1.9
7.6
-0.6
Recreation & others
13.0
0
0.6
1.3
1.9
9.3
11.2
0.1
0.7
0.5
1.7
8.2
Recreation & others
Lifestyle-related products
Electronic equipment & metal products
AV/IT
Musical instruments
FY2006.3
FY2007.3
FY2007.3 (previous projections)

Impact of exchange rates
Year-on-year: + ¥1.7 billion
(musical instruments + ¥1.3 billion, AV/IT +¥0.4 billion)

Versus previous projections: + ¥0.9 billion
(musical instruments + ¥0.8 billion, AV/IT +0.1 billion)

Forecast for Business Performance in the Fourth Quarter

YAMAHA

➢ Sales and operating income in the fourth quarter are forecast to be lower than previous projections

(Billions of yen)

	FY2006.3 (4Q) actual	FY2007.3 (4Q) (projections)	Change from FY2006.3 4Q	Previous projections (Oct. 31, 2006)	Change from previous projections
Net sales	127.7	126.0	- 1.3%	127.5	- 1.2%
Operating income (Operating income ratio)	- 1.7	- 0.9	–	0	–
Recurring profit (recurring profit ratio)	- 0.3	2.5	–	2.0	–
Net income (net income ratio)	0.7	0.6	- 14.3%	1.5	- 60.0%
Equity method income	2.4	4.0		3.7	

Currency exchange rates

		FY2006.3 (4Q) actual	FY2007.3 (4Q) (projections)	Previous projections (Oct. 31, 2006)
Net sales	US$	117	115	115
	EUR	141	148	141
Operating Income	US$	117	115	115
	EUR	138	148	141

Forecast for Performance by Business Segment in the Fourth Quarter

YAMAHA

Net Sales



Recreation & others
Lifestyle-related products
Electronic equipment & metal products
AV/IT
Musical instruments
127.7
11.8
10.1
13.6
15.1
77.1
126.0 (-1.3%)
12.0 (+1.7)
10.6 (+5.0)
13.1 (-3.7)
14.4 (-4.6)
75.9 (-1.6)
127.5 (-1.2%)
12.0 (0)
11.0 (-3.6)
13.0 (+0.8)
16.0 (-10.0)
75.5 (+0.5)
FY2006.3
FY2007.3 (new projections)
FY2007.3 (previous projections)

Figures in parentheses indicate change from the same period of the previous year or previous projections

Impact of exchange rates
Year-on-year: - ¥0.1 billion
(musical instruments - ¥0.2 billion, AV/IT +¥0.1 billion)
Versus previous projections: + ¥0.7 billion (musical instruments + ¥0.5 billion, AV/IT +0.2 billion)

Operating Income

(Billions of yen)



Electronic equipment & metal products
Recreation & others
Lifestyle-related products
Musical instruments
1.1
- 1.5
- 0.5
- 0.7
- 0.1
0.7
- 1.1
- 0.5
0.8
-0.4
- 0.2
- 0.1
- 0.1
AV/IT
Electronic equipment & metal products
Lifestyle-relate products
Recreation & others
-1.7
-0.9
0
FY2006.3
FY2007.3 (new projections)
FY2007.3 (previous projections)

Impact of exchange rates
Year-on-year: + ¥0.7 billion
(musical instruments + ¥0.4 billion, AV/IT +¥0.3 billion)

Versus previous projections: + ¥0.5 billion
(musical instruments + ¥0.4 billion, AV/IT +0.1 billion)

Forecast for Business Performance in 2007.3

YAMAHA

- Estimated 4Q exchange rates: US$=¥115 EUR=¥148 (Only EUR estimate has changed, from ¥141 to ¥148)
- Full-year projection for sales is lower than previous projections, while that for income is higher

(Billions of yen) (%)

	1Q-3Q actual	4Q projections	FY2007.3 (new projections)	FY2007.3 (previous projections)	FY2006.3 actual	Change from previous projections	Change from previous year results
Net sales	416.5	126.0	542.5	546.0	534.1	- 0.6%	+1.6%
Operating income	26.9 (6.5%)	- 0.9	26.0 (4.8%)	25.0 (4.6%)	24.1 (4.5%)	+4.0%	+7.9%
Recurring profit	38.5 (9.2%)	2.5	41.0 (7.6%)	38.0 (7.0%)	35.2 (6.6%)	+7.9%	+16.5%
Net income	29.9 (7.2%)	0.6	30.5 (5.6%)	29.0 (5.3%)	28.1 (5.3%)	+5.2%	+8.5%
Equity method income	13.8	4.0	17.8	17.3	14.8		

Currency exchange rates		1Q-3Q actual	4Q projections	FY2007.3 (new projections)	FY2007.3 (previous projections)	FY2006.3 actual
Net sales	US$	116	115	116	115	113
	EUR	148	148	148	143	138
Operating Income	US$	116	115	116	115	113
	EUR	142	148	143	141	135

FY2007.3 Full Year Forecast for Performance by Segment YAMAHA

(Billions of yen)

Net Sales



Recreation & others
Lifestyle-related products
Electronic equipment & metal products
AV/IT
Musical instruments
534.1
42.7
45.2
56.2
75.9
314.1
542.5 (+1.6%)
47.5 (+11.2)
46.0 (+1.8)
55.0 (-2.1)
72.0 (-5.1)
322.0 (+2.5)
546.0 (-0.6%)
47.0 (+1.1)
46.0 (0)
54.5 (+0.9)
75.0 (-4.0)
323.5 (-0.5)
FY2006.3
FY2007.3 (new projections)
FY2007.3 (previous projections)

Figures in parentheses indicate change from the same period of the previous year or previous projections

Impact of exchange rates
Year-on-year: + ¥11.3 billion
(musical instruments + ¥8.4 billion, AV/IT +¥2.8 billion)

Versus previous projections: + ¥4.9 billion
(musical instruments + ¥3.6 billion, AV/IT +1.2 billion)

Operating Income



24.1
1.2
7.9
2.1
14.1
-1.2
26.0
1.0
3.0
1.5
21.0
-0.5
25.0
1.0
2.5
2.0
20.0
-0.5
Lifestyle-related products
Electronic equipment & metal products
AV/IT
Musical instruments
Recreation & others
FY2006.3
FY2007.3 (new projections)
FY2007.3 (previous projections)

Impact of exchange rates
Year-on-year: + ¥5.0 billion
(musical instruments + ¥4.2 billion, AV/IT +¥0.9 billion, electronic equipment & metal products - ¥0.1 billion)
Versus previous projections: + ¥1.4 billion (musical instruments + ¥1.2 billion, AV/IT +0.2 billion)

Musical Instruments

YAMAHA

3Q Overview

- •Sales and income rose year-on-year, partly due to the weaker yen.
- •Discounting the effect of exchange rates, actual 3Q sales were around the same level as the previous year. Professional audio equipment sales grew, especially in Europe and the U.S. Shipments of wind instruments were made as scheduled.
- •Actual sales were 5.5% lower than projected figures. Sales in the American market were down, especially for pianos.
- •Excluding Electones™, Japan sales were at the same level as 3Q of the previous year.
- •Strong sales continued in Korea. Shipments to China and Latin America were also steady.
- •In spite of materials price hikes, operating income increased year-on-year and exceeded projections due to favorable exchange rates and other factors including the effects of cost-cutting measures.
- •Discounting the effect of exchange rates, inventory at the end of the third quarter failed to reach levels set out in sales plans and slightly exceeded projections.

4Q Projections and Priority Policies

- •Excluding the effect of exchange rate fluctuations, actual 4Q sales are expected to be in line with previous projections.
- •However, operating income is expected to be slightly lower than previous projections.
- •Push ahead with growth strategy:
  - Professional audio equipment, emerging markets
  - High-added-value products
- •Revitalize Japanese market (focus on attracting music school students).
- •Strengthen production capacity in Hangzhou and Indonesia.
- •Smoothly wind down production at plants earmarked for closure: Kaohsiung and two plants in U.S.


(Billions of yen)
Other
Yamaha Musical Instruments
81.4
22.6
58.8
7.4
86.2
23.9
62.3
7.6
88.7
24.1
64.6
9.3
90.6
24.4
66.2
8.2
FY2005.3
FY2006.3
FY2007.3
FY2007.3 previous projections
Net sales
Operating income
(Billions of yen)
70.0
23.5
46.5
-3.1
77.1
23.8
53.3
-1.5
75.9
22.5
53.4
-0.7
75.5
23.6
51.9
0.8
FY2005.3
FY2006.3
FY2007.3 new projections
FY2007.3 previous projections

AV/IT

YAMAHA

3Q Overview

- Sales fell and operating income declined slightly year-on-year.
- Actual 3Q sales were 14.6% lower than those in the previous year (10% lower than previous projections).
- Although year-end sales in Europe were at the same level as the previous year, they declined in North America. Japan continued to languish. Sales of on-line karaoke equipment fell significantly year-on-year.
- High expectations for "YSP" were met, with sales over the first three quarters (April – December) increasing 38% year-on-year to ¥5.4 billion (76,500 units).
- Operating income declined slightly year-on-year, but the fall was alleviated by currency exchange gains associated with the weaker yen, while it was higher than previous projections.
- Inventory at the end of 3Q was higher than in the previous year and exceeded projections.

4Q Projections and Priority Policies

- 4Q sales and income projections were revised downward.
- Smooth market launch of new AV products ready for spring demand.
- Expand "YSP" business.
- Reinforce 2-channel Hi-Fi business.
- Move ahead with development of next-generation models of on-line karaoke equipment.
- Raise awareness of IP conferencing systems and develop sales channels.



(Billions of yen)
Routers
AV
25.1
25.4
22.8
24.1
1.7
1.6
1.6
1.8
23.4
23.8
21.2
22.3
2.3
1.9
1.9
1.7
FY2005.3
FY2006.3
FY2007.3
FY2007.3 previous projections
Net sales
Operating income
(Billions of yen)
15.8
15.1
14.4
16.0
1.9
1.8
1.6
2.0
13.9
13.3
12.8
14.0
-1.1
-0.5
-1.1
-0.4
FY2005.3
FY2006.3
FY2007.3 new projections
FY2007.3 previous projections

Electronic Equipment & Metal Products

YAMAHA

3Q Overview

- Sales increased year-on-year, while income declined. Sales and income were both higher than previous projections.
- In semiconductor business, sales declined year-on-year due to weaker demand for LSI sound chips for mobile phones. As a result, operating income fell by half.
- In electronic metals business, passing on of costs associated with higher materials prices resulted in a large rise in sales year-on-year.

(Billions of yen)



Electronic metals
Semi-conductors
16.5
2.9
13.6
4.6
14.2
3.3
10.8
1.7
14.3
4.7
9.7
1.3
14.0
4.4
9.6
0.5
Net sales
Operating income
FY2005.3
FY2006.3
FY2007.3
FY2007.3 previous projections

4Q Projections and Priority Policies

- Downward revision of 4Q operating income projection.
- Unit prices for LSI sound chips for mobile phones continue to fall. Maintain share with increased sales of products with advanced functions.
- Increase sales of LSI chips for pachinko machines, digital amplifiers and rearview monitor for vehicle use.
- Develop new devices and expand customer base.
- Declining orders for semiconductor products are a concern in the electronic metals business. Secure profitability by reducing manufacturing costs and improving yields.

(Billions of yen)



14.1
2.4
11.7
2.2
13.6
3.2
10.4
1.1
13.1
4.3
8.8
-0.5
13.0
4.0
9.0
-0.2
FY2005.3
FY2006.3
FY2007.3 new projections
FY2007.3 previous projections

Lifestyle-related Products

YAMAHA

3Q Overview

- •Sales rose and income fell, both year-on-year and against projections.
- •System kitchen sales remained strong thanks to the success of the marble products strategy. Share in the system bathroom market fell as price competition heated up.
- •By channel, sales to new home builders and housing companies were robust, while the remodeling sector was sluggish.
- •Operating income was lower than both last year's figures and previous projections due to reduced gross profit margins associated with lower unit prices for system bathroom products and higher prices for resin and other materials.

4Q Projections and Priority Policies

- •4Q sales are expected to be lower than previous projections, while operating income is expected to be slightly higher.
- •Increase sales of competitive system kitchen products.
- •Enhance showroom functions and reinforce remodeling business strategy.
- •Boost cost competitiveness by further promoting manufacturing reforms.



(Billions of yen)
12.0
12.5
12.9
12.5
Installation, etc.
Bathrooms
Kitchens
1.9
5.2
4.9
0.3
1.8
4.9
5.8
0.8
1.7
4.6
6.6
0.6
1.4
4.3
6.8
0.7
FY2005.3
FY2006.3
FY2007.3
FY2007.3 previous projections
Net sales
Operating income
(Billions of yen)
9.6
10.1
10.6
11.0
1.2
4.2
4.2
-0.2
1.2
3.8
5.1
-0.7
1.3
3.3
6.0
0
1.4
3.6
6.0
-0.1
FY2005.3
FY2006.3
FY2007.3 new projections
FY2007.3 previous projections

Recreation

YAMAHA

3Q Overview

•3Q sales were at the same level as the previous year, but lower than previous projections.

•Operating income was ¥0.4 billion higher than the same quarter of the previous year, due to lower depreciation costs and the absence of the previous year's expenses for slope upgrades at the Kiroro ski resort.

(Billions of yen)



4.0
4.2
4.2
4.5
Net sales
-0.8
-0.9
-0.5
-0.5
Operating income
FY2005.3
FY2006.3
FY2007.3
FY2007.3 previous projections

4Q Projections and Priority Policies

•4Q sales are expected to be lower than previous projections. Income projections remain unchanged.

•Attracting visitors to the Kiroro ski resort is a key focus.

•Boost profitability at all facilities by making the most of special features to attract guests and further improving operating efficiency.

(Billions of yen)



4.9
4.8
4.3
4.5
-0.3
-0.2
-0.4
-0.4
FY2005.3
FY2006.3
FY2007.3 new projections
FY2007.3 previous projections

Others

YAMAHA

3Q Overview

•Sales for the segment as a whole rose both year-on-year and against previous projections.

•Sales of automobile interior wood components increased both year-on-year and against projections, thanks to full-scale production of new models that had earlier been postponed.

•In metallic molds and components business, production of both magnesium molded parts for mobile phones and plastic parts for video game equipment increased.

•Operating income rose year-on-year for both metallic molds and components and golf products. However, income for automobile interior wood products fell due to delays in improving yields.



(Billions of yen)
YFT and others
Golf
Automobile interior wood components
5.8
2.8
0.5
2.5
0.1
6.6
2.8
0.7
3.1
0.3
9.0
3.6
1.0
4.4
0.5
8.3
3.3
1.0
4.0
0.6
FY2005.3
FY2006.3
FY2007.3
FY2007.3 previous projections
Net sales
Operating income

4Q Projections and Priority Policies

•4Q sales are forecast to be higher than both the previous year's 4Q results and projections. Production of magnesium molded parts will increase significantly.

•For both magnesium molded parts and automobile interior wood components, key focuses are flexible production, lower manufacturing costs and improved yields.



(Billions of yen)
6.2
3.0
0.4
2.8
0.2
7.0
3.5
0.8
2.7
0.1
7.7
3.1
1.2
3.4
0.4
7.5
2.9
1.2
3.4
0.3
FY2005.3
FY2006.3
FY2007.3 new projections
FY2007.3 previous projections

Inventories

YAMAHA

- Discounting the effect of exchange rates, inventories at the end of 3Q were ¥1 billion lower than the same quarter of the previous year. (Finished product inventories were ¥3.9 billion lower)
- They were ¥4.4 billion higher than previous projections due to increases in unsold products, goods in process and materials.



End of 3Q
End of Fiscal Year
(Billions of yen)
Goods in process/ materials
Other products
AV/IT
Musical instruments
84.7
25.9
3.9
11.2
43.7
86.3
29.2
3.9
9.8
43.4
77.9
26.9
3.7
8.0
39.3
77.9
26.3
3.7
9.7
38.2
76.5
26.4
3.4
8.0
38.7
74.3
27.0
3.3
7.3
36.7
FY2006.3
FY2007.3
FY2007.3 (previous projections)
FY2006.3
FY2007.3 (new projections)
FY2007.3 (previous projections)
Impact of exchange rates
2.6
3.0
0.4
0.6

Appendix

Capital Expenditure/Depreciation/R&D Expenses

YAMAHA

Capital Expenditure/Depreciation

1-3Q

Full Year

(Billions of yen)



Others
Electronic equipment & metal products
AV/IT
Musical instruments
14.8
2.6
4.2
0.8
7.2
(14.3)
15.8
2.5
2.8
0.9
9.6
(14.7)
FY2006.3
FY2007.3



22.9
4.4
5.5
1.1
11.9
(18.9)
25.5
4.7
4.7
1.6
14.5
(19.6)
26.5
4.8
4.9
1.6
15.2
(20.0)
FY2006.3
FY2007.3
(new projections)
FY2007.3
(previous projections)

R&D Expenditure



Others
Electronic equipment & metal products
AV/IT
Musical instruments
18.1
1.7
3.9
4.1
8.4
17.9
2.0
3.8
3.6
8.5
FY2006.3
FY2007.3



24.1
2.5
5.3
4.9
11.4
24.5
2.6
5.5
4.9
11.5
24.5
2.6
5.5
5.2
11.2
FY2006.3
FY2007.3
(new projections)
FY2007.3
(previous

Interest-bearing Liabilities (Actual Balance) YAMAHA

(Billions of yen)

Free Cash Flows


25.4
9.9
5.8
-18.0
-9.6
FY2006.3 1H
FY2006.3 2H
FY2007.3 1H
FY2007.3 3Q
FY2007.3 4Q (new projections)

Interest-bearing Liabilities

Long- and short-term borrowings, less cash and deposits


15.5
4.3
0.3
-8.0
-9.4
As of Sept. 30, 2005
As of Mar. 31, 2006
As of Sept. 30, 2006
As of Dec. 31, 2006
As of Mar. 31, 2007 (new projections)

Not included in above:

	As of Sept. 30, 2005	As of Mar. 31, 2006	As of Sept. 30, 2006	As of Dec. 31, 2006	As of Mar. 31, 2007 (new projections)
Balance of resort security deposits	28.0	27.6	27.0	26.8	26.5

Balance Sheet Summary

YAMAHA

(Billions of yen)

	As of end of 3Q			Full Year		
	As of Dec. 31, 2005	As of Dec. 31, 2006	Change	As of Mar. 31, 2006	As of Mar. 31, 2007	Change
Cash and bank deposits	30.0	34.9	4.9	36.4	34.5	- 1.9
Accounts & notes receivable	88.6	89.8	1.2	70.3	76.0	5.7
Inventories	84.7	86.3	1.6	77.9	76.5	- 1.4
Other current assets	24.9	26.6	1.7	24.8	23.9	- 0.9
Fixed assets	303.3	323.7	20.4	310.6	330.1	19.5
Total assets	531.5	561.3	29.8	520.0	541.0	21.0
Accounts & notes payable	40.4	42.5	2.1	37.2	37.5	0.3
Short- and long-term borrowings	43.6	35.2	- 8.4	28.5	25.1	- 3.4
Other liabilities	127.6	131.4	3.8	133.8	131.0	- 2.8
Total net assets	319.9	352.2	32.3	320.5	347.4	26.9
Total liabilities and net assets	531.5	561.3	29.8	520.0	541.0	21.0

Third Quarter Non-operating Income/Loss & Extraordinary Income/Loss

YAMAHA

(Billions of yen)

	FY2006.3 (3Q) results	FY2007.3 (3Q) results	FY2007.3 (3Q) previous projections
Non-operating income (loss)			
Equity method income	3.9	3.6	3.4
Net financial income (loss)	- 0.1	- 0.1	- 0.2
Other	- 1.1	- 1.0	- 1.3
Total	+ 2.7	+ 2.5	+ 1.9
Extraordinary income/loss			
Income from (loss on) disposal of fixed assets	- 0.2	0	- 0.2
Other	0.1	- 0.1	- 0.2
Total	- 0.1	- 0.1	- 0.4
Corporate income tax and other expenses			
Corporate income tax, etc.	3.1	2.9	3.6
Minority interests in consolidated subsidiaries	0.1	0.2	0.1
Total	3.2	3.1	3.7

Full-year Non-operating Income/Loss & Extraordinary Income/Loss

YAMAHA

(Billions of yen)

	FY2006.3 results	FY2007.3 new projections	FY2007.3 previous projections
Non-operating income (loss)			
Equity method income	14.8	17.8	17.3
Net financial income (loss)	- 0.2	- 0.1	- 0.2
Other	- 3.5	- 2.7	- 4.1
Total	+ 11.1	+ 15.0	+13.0
Extraordinary income/loss			
Income from (loss on) disposal of fixed assets	- 0.2	- 0.9	- 0.6
Other	0.8	- 3.1	- 1.4
Total	+ 0.6	- 4.0	- 2.0
Corporate income tax and other expenses			
Corporate income tax, etc.	7.2	5.9	6.5
Minority interests in consolidated subsidiaries	0.5	0.6	0.5
Total	7.7	6.5	7.0

Notes on "Other" (extraordinary income/loss):

- FY2006.3 results (0.8): ・Gain on sales of investment securities: 0.6
- FY2007.3 new projections (- 3.1): ・Dissolution of Kaohsiung Yamaha: (1.6) ・Dissolution of N. American plants: (1.3)
- FY2007.3 previous projections (- 1.4): ・Expenses associated with dissolution of Kaohsiung Yamaha (1.7)

Yamaha Musical Instrument Sales in the Japanese Market

Apart from Electones™, which continued their downward trend, sales of other products for the first three quarters were in line with the previous year. Share in the digital piano market began to increase from the end of the year.

Figures in parentheses are year-on-year comparisons

(Billions of yen)



150
100
50
0
107.2
(100%)
104.0
(97%)
107.6
(103%)
102.9
(96%)
102.2
(99%)
Q3
Q2
Q1
33.5
32.0
38.5
33.9
33.9
39.8
33.4
31.7
37.8
33.2
31.3
37.7
FY03.3
FY07.3
FY04.3
FY05.3
FY06.3

1-3Q Results



150
100
50
0
139.4
(98%)
134.4
(96%)
140.0
(104%)
136.8
(98%)
133.9
(98%)
55.9
(94%)
51.7
(92%)
56.9
(110%)
51.7
(91%)
49.6
(96%)
Music schools, etc.
Yamaha musical instruments
FY03.3
FY07.3
FY04.3
FY05.3
FY06.3
(Projection)

Full Year

Yamaha Musical Instrument Sales in the U.S. Market

YAMAHA

The U.S. market struggled, with sales amounting to just 96% of those in the same period of the previous year. Retail sales failed to grow from early December to Christmas, and piano imports (Jan. – Oct.) fell some 25%. However, sales of professional audio equipment and wind instruments remained strong. Full-year sales are expected to fall year-on-year.



Wholesale amount
(millions of U.S. dollars)
600
500
400
300
200
100
0
369
(103%)
128
138
103
383
(104%)
142
145
96
406
(106%)
161
150
95
417
(103%)
161
156
100
399
(96%)
139
159
101
FY03.3
FY07.3
FY04.3
FY05.3
FY06.3

1-3Q Results



600
500
400
300
200
100
0
501
(107%)
532
(106%)
551
(103%)
572
(104%)
546
(95%)
FY03.3
FY07.3
FY04.3
FY05.3
FY06.3
(Projection)

Full Year

Yamaha Musical Instrument Sales in the German Market

The rallying European economy drove strong sales, amounting to 108% of those in the same period of the previous year. (103% in Germany and 127% in Eastern Europe). Shipments were steady, especially for pianos, electronic pianos and professional audio equipment.



Wholesale amount
(millions of euros)
250
200
150
100
50
0
155
(101%)
59
51
45
150
(97%)
56
51
43
143
(95%)
56
44
43
147
(103%)
62
46
39
158
(108%)
67
47
44
FY03.3
FY07.3
FY04.3
FY05.3
FY06.3

1-3Q Results



250
200
150
100
50
0
194
(102%)
188
(97%)
200
(106%)
188
(94%)
198
(105%)
FY03.3
FY07.3
FY04.3
FY05.3
FY06.3
(Projection)

Full Year

Yamaha Musical Instrument Sales in the U.K. Market

YAMAHA

The LS9 digital mixer and other professional audio equipment sold well amid a generally slow Christmas sale season characterized by fierce cost competition and sluggish sales of musical instruments overall. Sales amounted to 97% of those in the same period of the previous year.



Wholesale amount
(millions of pounds)
80
60
40
20
0
50
(104%)
21
18
11
51
(102%)
23
17
11
52
(101%)
22
18
12
47
(90%)
20
16
11
46
(97%)
18
18
10
FY03.3
FY07.3
FY04.3
FY05.3
FY06.3

1-3Q Results



80
60
40
20
0
63
(102%)
65
(103%)
66
(101%)
62
(93%)
61
(98%)
FY03.3
FY07.3
FY04.3
FY05.3
FY06.3
(Projection)

Full Year

Yamaha Musical Instrument Sales in the Chinese Market

Shipments were steady for both upright *pianos* manufactured in Hangzhou and imported upright and grand pianos, partly due to large orders from schools. Sales of professional audio equipment and digital mixers were robust, driven by demand from TV/radio stations and professional audio companies. Full-year sales are again expected to show double-digit growth.



800
600
400
200
0
Wholesale amount
(millions of yuan)
349
127
146
75
422
(121%)
136
160
126
458
(109%)
144
177
137
524
(114%)
180
191
153
FY04.3
FY05.3
FY06.3
FY07.3

1-3Q Results



800
600
400
200
0
459
542
(118%)
599
(111%)
690
(115%)
FY04.3
FY05.3
FY06.3
FY07.3
(Projection)

Full Year

Scale of Home Theater Market
(Home theater systems, amplifiers and receivers)

YAMAHA

Home Theater Systems

- The market is on a downward trend, especially in Europe and the U.S. (2007 forecast: 11 million units).
- North America: Market for HTiB products shrank by more than 10% year-on-year.
- Europe: Market for DVD-integrated products, which represent 90% of systems, is predicted to decline by more than 10%.
- Japan: Market forecast to shrink by approximately 8% annually from 2005 (projection for 2007: 240,000 units).
- Market growth continues in the rest of Asia and Central/Eastern Europe.

AV Amplifiers and Receivers

- The global market is shrinking by 3-4 % annually.
- Europe/U.S. markets shrinking.
- Japan: 30% year-on-year decline predicted for 2006.
- China, other Asia, Eastern Europe, Russia: Markets expanding, especially for low-priced products.



Volume
(10,000 units)
969
1,245
1,193
1,136
1,074
Other
Japan
Europe
N. America
03
04
05
06
(projection)
07
(projection)

Market scales revised for North America from 2004 and Japan/Europe from 2006



325
339
310
299
290
Other
Japan
Europe
N. America
03
04
05
06
(projection)
07
(projection)

Market scales revised for North America from 2004 and Japan/Europe from 2006

AV Market Share

YAMAHA

Japan

Home Theater Systems: Share of Total Sales Value (GfKJ)


20%
10%
0%
11%
10%
14%
12%
13%
'02
'03
'04
'05
'06

AV Amplifiers: Share of Total Sales Value (GfKJ)


40%
30%
20%
10%
0%
35%
39%
33%
31%
30%
'02
'03
'04
'05
'06

U.S.

Home Theater Systems: Share of Total Sales Value (INTELECT)


10%
5%
0%
5%
6%
8%
8%
7%
'02
'03
'04
'05
'06

AV Receivers: Share of Total Sales Value (INTELECT)


40%
30%
20%
10%
0%
24%
27%
34%
34%
32%
'02
'03
'04
'05
'06

In this report, the figures forecast for the Company's future performance have been calculated on the basis of information currently available to Yamaha and the Yamaha Group. Forecasts are, therefore, subject to risks and uncertainties.

Accordingly, actual performance may differ greatly from our predictions depending on changes in the economic conditions surrounding our business, demand trends, and the value of key currencies, such as the U.S. dollar and the euro.

Exhibit 9

RECEIVED

For immediate release

February 21, 2007

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Yamaha to Purchase Shares of Fuji Sound Co., Ltd.

Yamaha Corporation has announced that its Board of Directors, at their meeting held on February 21, 2007, made the decision to purchase all the issued shares with voting rights of Fuji Sound Co., Ltd. (Head Office: Chiyoda-ku, Tokyo; President: Masahiro Isobe; hereinafter, Fuji Sound), currently held by Aso Corporation (Head Office: Iizuka-shi, Fukuoka Prefecture; President: Yutaka Aso). A share purchase agreement for these shares has been signed with Aso Corporation, and the details of the purchase are as follows.

1. Reasons for the Share Purchase

Yamaha has a history of close to 40 years in the fields of professional audio equipment and architectural and acoustic design. Especially in the field of digital mixers, which have recently come into wider use, Yamaha was the pioneer in this area 20 years ago and today supplies its world-standard PM1D and PM5D digital mixer systems. In addition, Yamaha is working to strengthen its position in the professional audio business through creating even more advanced systems that integrate digital signal processors, power amplifiers, speakers, and other components.

For more than 60 years since its establishment in 1946, Fuji Sound has consistently focused on and held the position as the leading company in Japan in planning, development, manufacturing, installation, fine-tuning, and maintaining professional audio equipment and systems. Drawing on the audio design know-how it has accumulated over many years, Fuji Sound has a long

record of accomplishments in delivering and installing a wide range of audio equipment, including especially digital mixers for theaters under its own HYFAX brand, in theaters, concert halls, convention auditoriums, sports stadiums, and gymnasiums throughout Japan.

Recently, Aso Corporation, which owns 100% of the shares in Fuji Sound, has indicated its willingness to sell its holdings. Since Yamaha is in the midst of working to grow and expand its position in the professional audio equipment market, Yamaha would like to integrate the assets of Fuji Sound—including its advanced technological capabilities, audio design know-how, and client base—into its own operations to strengthen its position in this field. Yamaha's judgment is that this integration would have major positive benefits for building its competitive position in this field in Japan and, accordingly has concluded an agreement with Aso Corporation to purchase the shares that company holds in Fuji Sound.

2. Outline of the Company to Be Transferred (Fuji Sound)

(a) Company name: Fuji Sound Co., Ltd.
(b) Representative: Masahiro Isobe
(c) Address: 7-22 Rokuban-cho, Chiyoda-ku, Tokyo 102-0085
(d) Date of establishment: January 22, 1946
(e) Scope of business:
Design, development, manufacturing, installation, adjustment, and maintenance of professional audio equipment and facilities
(f) Accounting period: March 31
(g) Number of employees: 79 (As of March 31, 2006, including one contract employee)
(h) Places of business: Head Office located at 7-22 Rokuban-cho, Chiyoda-ku, Tokyo; Sales and service offices in Osaka, Nagoya, Sendai, Fukuoka, and Sapporo; Manufacturing facility in Nerima Ward, Tokyo
(i) Paid-in capital: ¥49,600,000
(j) Number of shares issued: 992,000
(k) Share ownership: Wholly owned subsidiary of Aso Corporation
(l) Indicators of recent business performance (Year ended March 2006)
Sales ¥2,187 million

Operating income ¥16 million
Total assets ¥1,710 million
Shareholders' equity ¥766 million
(Figures of less than ¥1 million have been rounded off.)

3. Company Selling the Shares

(a) Company name: Aso Corporation
(b) Representative: Yutaka Aso
(c) Address: 7-18 Yoshio-machi, Iizuka-shi, Fukuoka Prefecture 820-0018
(d) Scope of business:
① Medical-related operations
② Environment-related operations
③ Construction consulting
④ Real estate
(e) Relationship with the purchaser of the shares: None

4. Number of Shares to Be Purchased and Ownership Percentages around the Time of the Purchase

(a) Ownership of purchaser at the time of the share transfer: 0%
(b) Number of shares to be purchased: 992,000 (Number of voting shares: 992,000)
(c) Ownership of purchaser following acquisition: 100%

5. Planned Schedule

February 21, 2007: Decision to make the acquisition by the Board of Directors of Yamaha Corporation
February 21, 2007: Signing of share purchase agreement
February 22, 2007: Transfer of shares (Scheduled)

For inquiries: Public Relations Division, Public & Investor Relations Group (Telephone: 81-3-5488-6601)

END